Exhibit 30

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US
12/30/2009	2,765,208	$0.94
12/31/2009	2,800,918	$0.94

Total Common Shares	5,566,126